January 5, 2016

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and

Exchange Commission

1 Station Place, N. E. Stop 7010

Washington, DC 20549-7010

RE:     Hexcel Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 5, 2015

And Documents Incorporated by Reference

File No. 1-8472

Dear Mr. O’Brien:

The Company is furnishing the supplementary information and comments with reference to the matters and questions raised in your letter dated December 1, 2015.  The items below correspond to the matters raised in your letter; the questions raised by the Commission have been repeated, and the Company’s response immediately follows.

The Company acknowledges that responsibility for the adequacy and accuracy of all disclosures within our filings rests with the Company, that staff comments and/or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year ended December 31, 2014

  Note 13 – Commitments and Contingencies, page 65

1. We note that the additions to the warranty provision were $1.2 million and $10.3 million for each of the fiscal years 2013 and 2014, respectively. You indicate on page 47 that your estimate for product warranty is provided by product and based on current facts and circumstances and historical warranty experience. Please tell us more about the factors that led to the significant increase in the warranty reserve during fiscal year 2014. Please ensure your MD&A disclosures fully address the facts and circumstances that drove the change and whether the disproportionate fluctuations in trends are expected to recur. See Item 303(a)(3)(i) and (ii) of Regulation S-K.

Company Response

The increase in warranty expense in 2014 was primarily attributed to the ramp-up of new commercial aerospace programs. For 2014, the warranty expense was $10.3 million or 0.56% of sales, which was historically high and we do not expect it to be at that level going forward. The Company’s warranty expense in the prior few years had been approximately $2 million per year and for the nine months ended September 30, 2015 it was $2.7 million.

The Company is going through a period of growth with the ramp-up of these new programs, the largest of which is the Airbus A350 XWB program. Sales for new programs (which also include the B787, A320neo and B737 MAX) increased 35% in 2014. These new programs involve new materials, higher volume levels and higher quality standards than previously required.  Accordingly, we had a few more instances in 2014 than in the past where certain products may not have met customer specifications, resulting in higher warranty claims.  In some of these cases, our suppliers contributed to the problems and we have worked with them to correct the issues going forward. The Company believes that it has addressed the root causes underlying the higher warranty expense in 2014 and such levels have not reoccurred in 2015.

We believe our MD&A addresses the main factors that impacted our reported results of operations, including gross margins, in 2014 with volume making up the vast majority of the increase in margins followed by continued improvements in operating performance.  The increase in warranty expense for 2014 was not considered material relative to reported income, and therefore, disclosure in MD&A was not considered necessary.

The Company acknowledges the Staff’s comment that the MD&A disclosures fully address the facts and circumstances that drove the change and whether the disproportionate fluctuations in trends are expected to recur.  In future filings, the Company will continue to disclose any events or transactions that are material.

Definitive Proxy Statement on Schedule 14A filed March 19, 2015

Executive Officers, page 18

2. We note that you provided disclosure here and throughout the definitive proxy statement for your principal executive officer, your principal financial officer and only two other named executive officers. Item 402(a)(3)(iii) of Regulation S-K requires that you provide disclosure for your three most highly compensated executive officers, other than the principal executive and financial officers, who were serving at the end of the last completed fiscal year. Please tell us how you determined that no other individual is a named executive officer.

Company Response

The Company evaluates, on at least an annual basis, the roles and responsibilities of its various officers and key employees to determine who are its “executive officers” as such term is defined under Exchange Act Rule 3b-7.  Our last change in the number of individuals who we determined to be “executive officers” of the Company (from five to four) occurred in 2013 with the retirement of David E. Berges, our former chairman and chief executive officer and the contemporaneous promotion of Nick L. Stanage, our president and chief operating officer to the role of chief executive officer and president.  Subsequently, our board of directors appointed Mr. Stanage to the additional role of chairman of the board.   In connection with Mr. Stanage’s promotion, we decided to merge the roles of chief executive officer and president.

As you are aware, Rule 3b-7 reads as follows: “The term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.”

When we evaluated “executive officer” status in conjunction with the retirement of Mr. Berges as mentioned above, we determined that our executive officers consisted of four individuals: Mr. Stanage (Chief Executive Officer & President), Wayne C. Pensky (Senior Vice President; Chief Financial Officer), Ira J. Krakower (Senior Vice President, General Counsel and Secretary) and Robert G. Hennemuth (Senior Vice President, Human Resources).  At that time we established an “Executive Committee” which has responsibility for overseeing all functions within Hexcel.  Each of these individuals continues to be an executive officer of the Company.  It is important to note that these four individuals were and continue to be the only members of the Executive Committee. We have concluded that the members of the Executive Committee are the only individuals who perform policy-making functions for our organization other than our board of directors.  In part, this determination is based on our organizational structure under which management authority is distributed across many functions that collectively report to, and are subject to decision-making by, a member of the Executive Committee or the Executive Committee as a whole, as the case may be.

In determining our “executive officers,” we also considered whether other various officers and key employees would be deemed to be a “vice president of the registrant in charge of a principal business unit, division or function” and determined that the only individuals with such powers are the four individuals determined to be “executive officers.”  Because our management organization structure limits the responsibilities and authority for officers and key employees who are not part of the Executive Committee, we did not identify any additional persons as “executive officers” based on this review.  For example, there is not an individual outside of the Executive Committee that oversees the registrant’s sales and marketing.  Nor is there an individual outside the Executive Committee that has profit and loss responsibility for or is in charge of either of our two reporting segments.

As further examples of our determination process in general, we note that on our website we list two other individuals on the page entitled “Corporate Governance – Management,” Michael J. MacIntyre, Treasurer, and Kimberly A. Hendricks, Vice President, Corporate Controller and Chief Accounting Officer.  Although both of these individuals are valued members of management of the Company, we concluded that neither individual is an “executive officer” for Rule 3b-7 purposes. In that regard, the Company notes that both officers report directly to Mr. Pensky, the Company’s Senior Vice President; Chief Financial Officer, not Mr. Stanage, the Company’s Chief Executive Officer and President.   Finally neither individual is a member of the Hexcel Executive Committee.

Sincerely,

/s/ Wayne Pensky
Wayne Pensky Senior Vice President and
Chief Financial Officer